December 4, 2009

VIA FEDEX AND EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attention: Jeffrey P. Riedler

Re:	Senomyx, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 12, 2009
Supplemental Responses Filed July 31, 2009 and September 30, 2009
File No. 000-50791

Dear Mr. Riedler:

We are writing in response to further comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 28, 2009 (the “Comment Letter”) with respect to the Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the “2008 Form 10-K”) of Senomyx, Inc. (the “Company”) filed with the Commission on February 12, 2009.  The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for your convenience.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the 2008 Form 10-K, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2008 Form 10-K and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Staff Comments and Company Responses

Schedule 14A; Executive Compensation; Components of Executive Compensation Programs, page 21

Annual Performance-Based Bonus, page 21

1.                                    Please refer to your response to Comment 1 regarding individual objectives.  We note your argument that disclosure of the specific quantitative and qualitative terms of the individual goals for the company’s performance-based 2009 cash bonuses is not material in view of the

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December 4, 2009

company’s total executive compensation practices and philosophy.  Please be advised that the purpose of the CD&A is to provide the reader with all material information that is necessary for an understanding of the registrant’s compensation policies and decisions regarding its named executive officers.  Please refer to Instruction 1 to Item 402(b) of Regulation S-K.  We consider each element of the company’s compensation policies and practices to be material.

Please provide us with draft disclosure for your 2009 proxy statement which provides the following:

•                  A discussion of the quantified terms of the individual objectives identified; and

•                  A discussion of how the level of achievement will affect the actual bonuses to be paid.

Please also confirm that you will disclose the level of achievement of these objectives.

The Company acknowledges the Staff’s comment and in response thereto proposes draft disclosure for the Company’s 2010 Notice of Annual Meeting and Proxy Statement (the “2010 Proxy Statement”) relating to the Company’s performance-based 2009 cash bonuses, in the form set forth on Exhibit A attached hereto (the “Draft Disclosure”), which is marked to show changes to the Draft Disclosure previously provided to the Staff by letter from the Company dated September 30, 2009.  The Company confirms that the level of achievement of individual objectives will be disclosed in the 2010 Proxy Statement, consistent with the Draft Disclosure.

**********

The Company appreciates the Staff’s flexibility in granting additional time to prepare a complete response to the Staff’s comments. Please advise us if we can provide any further information or assistance to facilitate your review.  Please direct any further comments or questions regarding this response letter to me at (858) 646-8306.

Sincerely,

Senomyx, Inc.

/s/ David B. Berger

David B. Berger

Vice President, General Counsel and Corporate Secretary

cc:	Rose Zukin, Securities and Exchange Commission
R. Kent Snyder, Chief Executive Officer and Chairman of the Board of Directors
Thomas A. Coll, Cooley Godward Kronish LLP
Charles J. Bair, Cooley Godward Kronish LLP

4767 Nexus Centre Drive  •  San Diego, California 92121  •  Tel: (858) 646-8300  •  Fax: (858) 404-0750

December 4, 2009

Exhibit A

Draft Disclosure

Annual Performance-Based Bonus

At its meeting in February 2009, based on peer group analysis performed by Remedy during the second half of 2008, the Compensation Committee established our performance-based 2009 Executive Bonus Plan, or 2009 Bonus Plan.  Under the 2009 Bonus Plan, our executives were provided with the opportunity to earn cash bonus payments conditioned upon the achievement of specified corporate and, in some instances, individual goals. Under the 2009 Bonus Plan, each individual is assigned a target and range of bonus opportunity, calculated as a percentage of that individual’s 2009 base salary, based on the person’s role and title in the company.  At a meeting in September 2009, in connection with the promotion of two of our executive officers, the Compensation Committee modified the 2009 Bonus Plan by adding an additional layer of threshold, target and maximum bonus opportunity for the newly created role of President and Chief Operating Officer.

In designing and subsequently revising the 2009 Bonus Plan, the Compensation Committee considered its compensation philosophy of targeting total cash compensation for executives at the 75th percentile of the Company’s peer group, except that where the peer group data was inadequate for a specific position, the Compensation Committee also considered external compensation survey data. With that in mind, in the design of the 2009 Bonus Plan it was the intent of the Compensation Committee that for each individual executive, a cash payout for achievement of the individual’s target bonus opportunity together with that individual’s base salary would, in the aggregate, approximate the 75th percentile of total cash compensation earned by persons performing similar roles within the Company’s peer group. However, the Compensation Committee also considered other factors in the design of the 2009 Bonus Plan, such as the individual’s tenure in their specific role, the internal equity impact of a specific bonus payout structure, and the Compensation Committee’s subjective assessment of the level and scope of responsibilities of the individual executive compared to persons with similar titles at companies within the peer group. Therefore, the 75th percentile was only a guidepost and the Compensation Committee exercised its independent judgment in determining the actual 2009 target compensation for each executive.

For the 2009 fiscal year, the range of bonus opportunity as a percentage of 2009 base salary for each of our named executive officers was as follows, except that in the case of Mr. Poyhonen his actual target and range of bonus amounts were pro-rated for the period prior to his promotion in September 2009 based on his actual base salary and target and range of bonus amounts during that portion of the year:1

1 At this time the Company is not able to determine the individuals comprising its named executive officers as of fiscal 2009 year end.  Therefore, the Company has provided information in the tables for its principal executive officer and its president, each of whom the Company anticipates will be included in the named executive officers for fiscal 2009.  The 2010 Proxy Statement will include the information reflected in the tables for all named executive officers.

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December 4, 2009

Named Executive Officer	Title	Threshold	Target	Maximum
Kent Snyder	Chief Executive Officer and Chairman of the Board	30%	60%	90%

John Poyhonen	President and Chief Operating Officer	22.5%	45%	67.5%

Under the terms of our 2009 Bonus Plan, the cash payout is calculated primarily based on our achievement of corporate goals during 2009. In addition, for executive officers other than the chief executive officer, a less significant component of the bonus determination is based on individual goal achievement.  The goal weighting for our named executive officers for 2009 was as follows:

Named Executive Officer	Title	Corporate Goal Weighting	Individual Goal Weighting
Kent Snyder	Chief Executive Officer and Chairman of the Board	100%	0%

John Poyhonen	President and Chief Operating Officer	80%	20%

Under the terms of the 2009 Bonus Plan, a minimum weighted average goal achievement of greater than or equal to 50% is required for an executive to earn any performance-based cash bonus.  The threshold bonus is earned if a weighted average goal achievement of 50% is obtained.  The target bonus is earned if the weighted average goal achievement of 75% is obtained.  The maximum bonus is earned if a weighted average goal achievement of 100% is obtained.  The specific bonus amount is based on a linear continuum from threshold to maximum. However, it is also important to note that the Committee also retained the discretion to modify the 2009 Bonus Plan at any time, including the methodology for calculating the specific bonus amounts.

Our corporate goals are collectively designed to be stretch goals intended to be very challenging but attainable (i.e., viewed by Senomyx as 100% goal achievement being attainable only rarely and substantially less than 50% of the time).  100% goal achievement would represent an extremely high level of success in each of our discovery and development programs coupled with achievement of each of our numerous financial and commercial goals.  Individual goals for 2009 were comprised of a combination of goals that ~~one would be expected to achieve as part of the ordinary course of~~are consistent with performing one’s job responsibilities~~,~~ and in some instances are essential for the achievement of specific corporate goals. Overall, individual goals were designed to be stretch goals intended to be ~~very~~ challenging but attainable (i.e., viewed by Senomyx as 100% goal achievement being attainable less than 50% of the time).

Our corporate goals for 2009 were established by our board of directors and are weighted based on importance. Our 2009 corporate goals were a combination of discovery and development goals, which represented 55% of our corporate goals, commercialization goals, which represented 10% of our corporate goals, and financial goals, which represented the remaining 35% of our corporate goals.

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December 4, 2009

The details of our 2009 corporate goals were as follows:

Discovery and Development Goals

Achieve FEMA GRAS Determination for S6973 by the end of Q4	15%

Identify a second generation sucrose enhancer for possible development by end of Q2	7.5%

Select a fructose enhancer for development by the end of Q4	10%

Identify a salt enhancer for development by end of Q4	15%

Select a bitter blocker for certain collaboration partners by end of Q2 or by end of Q4	5%

Identify a cool flavor compound for submission to Firmenich for evaluation by end of Q4	2.5%

Total	55%

Commercialization Goals

Achieve commercial launch by Nestle of established retail product(s)	5%

Achieve commercial launch by Ajinomoto of one or more retail and/or food ingredient product(s) or achieve commercial launch of S2383 as an ingredient supply in the U.S. by Firmenich	5%

Total	10%

Financial Goals

Generate $24 MM in recognized revenue from committed R&D funding, milestone payments, new collaboration revenue or royalty revenue	15%

Achieve 2009 net loss within guidance range provided to investment community by managing expenses to approved budget	5%

Maintain cash balance by year end representing at least 12 months of cash	15%

Total	35%

Similar to our 2009 corporate goals, our 2009 individual goals included discovery and development goals, commercialization goals and financial goals, as well as goals related to each executive’s respective area of responsibility.  The ~~general nature of the~~ 2009 individual goals for each of the named executive officers ~~were~~are described as follows, with each of the individual goals receiving ~~a~~the indicated percentage weighting with respect to the total individual goal achievement (please note that as disclosed above, the chief executive officer’s performance-based cash bonus was based entirely on corporate goals):

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December 4, 2009

Named Executive Officer	Individual Goals	Percentage Weighting
John Poyhonen	• Revenue objectives associated with existing collaborations~~, from new deals, extensions and increased funding~~	15%
	• Revenue objectives from new collaborations and/or extensions or increased funding under existing collaborations	35%
	• Achieve 2009 net loss within guidance range provided to investment community by managing expenses to approved budget	5%
	• Insure Sarbanes Oxley and other Commission regulatory compliance matters	5%
	• Maintain cash balance by year end representing at least 12 months of cash	30%
	• Effectively manage collaborations	10%

In [February 2010], the Compensation Committee reviewed the achievement of both corporate and individual goals and approved the 2009 performance-based bonus payout for each executive officer based on a corporate goal achievement of [XX]%~~.  The~~ and individual goal achievement as follows:

Named Executive Officer	Individual Goal Achievement
John Poyhonen	[XX]%

As described above, the amount of each payout was ~~calculated using the methodology described above.~~ based upon each executive officer’s weighted average goal achievement, which was equal to the sum of (A) the product of the executive officer’s corporate goal weighting multiplied by the executive officer’s corporate goal achievement, plus (B) the product of the executive officer’s individual goal weighting multiplied by the executive officer’s individual goal achievement.. A minimum weighted average goal achievement of greater than or equal to 50% is required for an executive to earn any performance-based cash bonus.  The threshold bonus is earned if a weighted average goal achievement of 50% is obtained.  The target bonus is earned if the weighted average goal achievement of 75% is obtained.  The maximum bonus is earned if a weighted average goal achievement of 100% is obtained.  The specific bonus amount is based on a linear continuum from threshold to maximum.

2009 performance-based cash bonuses were paid in [February 2010].  2009 performance-based cash bonus information for our named executive officers is detailed in the Summary Compensation Table.

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December 4, 2009

[Fiscal 2010 information to be provided to the extent available at the time of filing of the 2010 Proxy Statement.]2

2 To the extent available at the time of filing, the 2010 Proxy Statement will also include disclosures relating to the 2010 Executive Bonus Plan that is consistent with the disclosure provided for the 2009 Bonus Plan, including corporate and individual goals.

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